Exhibit 4.116

Joint Venture Interest Sale Deed – Procurement Deed

Barrick Gold Corporation
Barrick

Emperor Mines Limited
ACN 007 508 787
Emperor

Table of Contents

Joint Venture Interest Sale Deed– Procurement Deed made at

on

Parties	**Emperor Mines Limited ACN 007 508 787** incorporated in Queensland and having its registered office at Level 1 WBM Building 490 Upper Edward Street Spring Hill Queensland 4004 (**"Emperor"**)

Barrick Gold Corporation incorporated in Ontario and having its registered office at BCE Place, Canada Tower Trust, 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1(**"Barrick"**)

Recitals

A.   The Porgera Joint Venture owns and operates a gold mine known as the Porgera Mine in the Enga province of Papua New Guinea, approximately 600 kilometres northwest of Port Moresby.

B.   The participants in the Porgera Joint Venture are Barrick (Niugini) Limited and Barrick (Goldfields PNG Holdings) Limited (being affiliates of Barrick), DRD (Porgera) Limited (being a wholly-owned subsidiary of Emperor) and MRE (being an entity owned and controlled by the Porgera landowners and the Enga provincial government).

C.   DRD (Porgera) Limited holds a 20% Participating Interest in the Porgera Joint Venture, that interest being more particularly defined as the Assets.

D.   Emperor has agreed to procure that DRD (Porgera) Limited sells the Assets to Barrick (Niugini) Limited, and Barrick has agreed to procure that Barrick (Niugini) Limited buys the Assets, on the terms and conditions contained in the Joint Venture Interest Sale Deed subject to the terms of this Procurement Deed.

Operative Provisions

1.   Definitions and interpretation

(a)   In this Procurement Deed, unless the context otherwise requires:

"Advance" means the amount of $37,671.23 per day in respect of the period on and from the Effective Date until Completion and to be paid by Barrick to Emperor in accordance with clause 4.

"ANZ Bank Condition" means the condition precedent set out in clause 3(b)(.

"**Barrick (Niugini)**" means Barrick (Niugini) Limited, a company incorporated in Papua New Guinea and having its registered office at Level 4, Mogoru Moto Building, Champion Parade, Port Moresby, National Capital District, Independent State of Papua New Guinea, which company is referred to as the "Buyer" under the Joint Venture Interest Sale Deed.

"**DRD Porgera**" means DRD (Porgera) Limited, a company incorporated in Papua New Guinea and having its registered office at Level 5, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, National Capital District, Independent State of Papua New Guinea, which company is referred to as the "Seller" under the Joint Venture Interest Sale Deed.

"**Insolvency Event**" means:

(i)   any present or future, or actual, prospective or contingent, indebtedness of Emperor in respect of any financial accommodation including moneys payable under a guarantee:

    A.   is or becomes due and payable or is or becomes capable of being declared due and payable before the due date for payment; or

    B.   is not paid when due,

and remains due and payable for 21 days after that amount first becomes due or payable;

(ii)   any Encumbrance is or becomes enforceable against any asset of Emperor;

(iii)   a receiver, receiver and manager, official manager, trustee, administrator, other controller or similar official is appointed, or steps are taken for such appointment, over any of the assets or undertakings of Emperor;

(iv)   Emperor suspends payment of its debts generally;

(v)   Emperor is or becomes unable to pay its debts when they are due or is or becomes unable to pay its debts or is presumed to be insolvent or commits an act of insolvency in terms of the securities laws applicable in its place of incorporation;

(vi)   Emperor enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them;

(vii)   an administrator is appointed or a resolution is passed or any steps are taken to appoint, or to pass a resolution to appoint, an administrator to Emperor;

(viii)   an application or order is made for the winding-up or dissolution of Emperor or a resolution is passed or any steps are taken to pass a resolution for the winding-up otherwise than for the purpose of an amalgamation or reconstruction which has the prior written consent of Barrick;

(ix)   anything analogous to the events described in the paragraphs above occurs in relation to any Related Body Corporate of Emperor under the laws of the jurisdiction of incorporation of that Related Body Corporate,

but does not include any rights which ANZ Bank has under existing financial accommodations in place between ANZ Bank and Emperor, which are the subject of approval, consent or other authorisation required to be obtained as a Condition Precedent under the Joint Venture Interest Sale Deed.

"**Joint Venture Interest Sale Deed**" means a deed in the form set out in Annexure A.

"**PNG Central Bank**" means the Bank of Papua New Guinea.

"**PNG Central Bank Condition**" means the condition precedent set out in clause 3(a).

"**Subscription Agreement**" means the agreement between the parties on or about the date of this Procurement Deed, under which Barrick has the option of subscribing for ordinary fully paid shares in Emperor.

"US Dollars" means the lawful currency of the United States of America.

(b)   A reference to "$" or to "dollars" is a reference to US Dollars.

(c)   Unless the context requires otherwise, other capitalised words and phrases used in this Procurement Deed (including the Recitals) have the same meaning as given to them in the Joint Venture Interest Sale Deed.

(d)   Unless the context requires otherwise, the principles of interpretation set out in clause 1.1 of the Joint Venture Interest Sale Deed shall apply to this Procurement Deed.

2.   Sale and purchase of Assets

(a)   Emperor agrees to procure DRD Porgera to sell and transfer the Assets to Barrick (Niugini), and Barrick agrees to procure Barrick (Niugini) to purchase and take a transfer of the Assets, on and subject to the terms and conditions contained in the Joint Venture Interest Sale Deed.

(b)   Subject only to satisfaction of the PNG Central Bank Condition:

  (i)   Emperor agrees to procure that DRD Porgera executes the Joint Venture Interest Sale Deed; and

  (ii)   Barrick agrees to procure that Barrick (Niugini) executes the Joint Venture Interest Sale Deed,

as soon as reasonably practicable after being notified of satisfaction of that condition, and in any event not later than 7 days after being so notified.

(c)   As between the parties, Emperor and Barrick agree to be bound by the terms of the Joint Venture Interest Sale Deed as if that document had been executed by all parties to that deed on the date of this Procurement Deed and as if:

  (i)   a reference in the Joint Venture Interest Sale Deed to "the date of this Deed" is read as a reference to the date of this Procurement Deed;

  (ii)   until such time as DRD Porgera executes the Joint Venture Interest Sale Deed, any covenants, warranties, representations or undertakings given by DRD Porgera under the Joint Venture Interest Sale Deed are to be read as if Emperor gives those covenants, warranties, representations or undertakings on behalf of DRD Porgera; and

  (iii)   until such time as Barrick (Niugini) executes the Joint Venture Interest Sale Deed, any covenants, warranties, representations or undertakings given by Barrick (Niugini) under the Joint Venture Interest Sale Deed are to be read as if Barrick gives those covenants, warranties, representations or undertakings on behalf of Barrick (Niugini).

(d)   Nothing in clause 2(c) requires a party to do anything which could only be lawfully done pursuant to an authority granted by the Bank of Papua New Guinea pursuant to the Central Banking (Foreign Exchange and Gold) Regulation of Papua New Guinea.

(e)   Either party may terminate this Procurement Deed if their subsidiary (being DRD Porgera in the case of Emperor, and Barrick (Niugini) in the case of Barrick) would have had a right to terminate or rescind the Joint Venture Interest Sale Deed if that document had been executed on the same date as this Procurement Deed.

3.   Bank of Papua New Guinea approval

(a)   The obligations of the parties under clause 2(a) and 2(b) of this Procurement Deed are conditional on obtaining any necessary authorities, permissions, consents or approvals from the Bank of Papua New Guinea to:

   (i)   permit the parties to the Joint Venture Interest Sale Deed to enter into it;

   (ii)   carry out the transactions contemplated by the Joint Venture Interest Sale Deed on terms reasonably satisfactory to both Barrick and Emperor;

   (iii)   capitalise Barrick (Niugini) for an amount totalling the Purchase Price on terms reasonably satisfactory to Barrick;

   (iv)   de-capitalise DRD Porgera, and to permit DRD Porgera to remit from the Independent State of Papua New Guinea an amount totalling the Purchase Price in US Dollars, on terms reasonably satisfactory to Emperor; and

   (v)   transact the payment of the Purchase Price in US Dollars (or on any other terms reasonably satisfactory to both Barrick and Emperor) between Barrick (Niugini) and DRD Porgera.

(b)   The obligations of the parties under clauses 2(a) and (c) of this Procurement Deed are conditional on obtaining any necessary authorities, permissions, consents or approvals from the ANZ Bank, being the necessary consents or approvals the subject of the condition in clause 4.1(d) of the Joint Venture Interest Sale Deed.

(c)   Emperor and Barrick must:

   (i)   each use their reasonable endeavours to obtain the fulfilment of the PNG Central Bank Condition as soon as reasonably practicable after the date of this Procurement Deed, and in any event no later than the date stipulated in clause 3(e);

   (ii)   cooperate with each other in approaching the PNG Central Bank for the purposes of satisfying the PNG Central Bank Condition, and to this end, must jointly file all notices and applications for approval necessary to satisfy that condition as soon as reasonably practicable after the date of this Procurement Deed.

(d)   If, at any time prior to Completion, a party becomes aware of the occurrence of any event which, in the opinion of the party acting reasonably in all the circumstances does, or is likely to, result in the PNG Central Bank Condition being unable to be satisfied prior to the date set out in clause 3(e), that party must immediately give written notice to the other party of that event.

(e)   If the PNG Central Bank Condition has not been satisfied or waived within 6 months of the date of execution of the Procurement Deed, or such other date as agreed in writing between the parties, either Emperor or Barrick may, provided that they have satisfied their respective obligations under clause 3(c), terminate this Procurement Deed by giving the other party written notice to that effect.

4. Advance

(a) The parties acknowledge and agree that the consideration for the sale of the Assets is the Purchase Price.

(b) The Advance does not become payable under this Deed until the satisfaction (in accordance with the requirements of clause 4.1(d) of the Joint Venture Interest Sale Deed) of the ANZ Bank Condition.

(c) The Advance will be paid by Barrick to Emperor in Immediately Available Funds for the period on and from the Effective Date up to Completion (provided that at all times during that period Buyer has the economic benefit of the Assets in accordance with clause 5 of the Joint Venture Interest Sale Deed), within 7 days of the end of each month as follows:

    (i) for each calendar month up to Completion, an amount equal to the Advance multiplied by the number of days in that calander month, monthly in arrears within 7 days of the end of each calendar month; and

    (ii) for the calendar month or part thereof in which Completion occurs, an amount equal to the Advance multiplied by the number of days that have passed in that month up to Completion, on the day of Completion.

(d) The first Advance to be paid will be set off against any amounts due from DRD Porgera in respect of the period up to the Effective Date in accordance with its obligation under clause 5(b) of the Porgera Joint Venture Agreement to contribute in proportion to its Percentage Interest to all Porgera Joint Venture expenditures and in the amounts required by the Manager pursuant to the Operating Agreement (net of any amounts due to DRD Porgera in respect of production not taken by it in respect of the period up to the Effective Date).

(e) Barrick must pay subsequent Advances, without set off or deduction, to Emperor (or as Emperor may otherwise direct).

(f) The parties acknowledge and agree that there are no restrictions on Emperor accessing, using or otherwise applying the Advance in its absolute discretion on and from the date of its payment in accordance with this clause 4 and that the Advance is not to be treated as a "deposit" under the Joint Venture Interest Sale Deed in the usual sense.

(g) Emperor hereby directs Barrick to pay all Advances to DRD (Isle of Man) Limited or as it otherwise directs from time to time.

(h) On Completion, Emperor will refund to Barrick the total amount of all Advances paid.

(i) If the Joint Venture Interest Sale Deed is terminated or rescinded prior to Completion (such that Completion does not occur) or there is an Insolvency Event, Barrick shall have no further obligations under this Procurement Deed to pay any further Advances to Emperor and the total amount of all Advances paid under this Procurement Deed are, at Barrick's election, to be:

    (i) repaid by Emperor in Immediately Available Funds on or before the date determined in accordance with clause 5.2(a) of the Joint Venture Interest Sale Deed (or immediately repayable if an Insolvency Event occurs). For the avoidance of doubt, any such amounts may be set off or deducted against any amounts which Barrick (Nuigini) is required to repay to

DRD Porgera under clause 5.2 of the Joint Venture Interest Sale Deed; or

    (ii)   set-off and deducted against any amounts payable by Barrick or its affiliates under the Subscription Agreement (in which case Barrick will provide any covenants reasonably requested by Emperor from its affiliates acknowledging and agreeing to such set-off arrangements).

5. General

Clause 10 of the Joint Venture Interest Sale Deed will apply as if the provisions of that clause were expressly set out in this clause 5.

Executed as a Deed

SIGNED, SEALED and **DELIVERED** for
Emperor Mines Limited under power of
attorney in the presence of:

/s/ V Chadrawi

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Signature of attorney (who declares that he or she
has no notice of revocation of the power of attorney)

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Signature of witness

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Name

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Name

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Date of power of attorney

Barrick Gold Corporation, by its duly authorised
officers

/s/ CJ Boggs

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Signature of authorised officer

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Signature of authorised officer

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Name

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Name